UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66481

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UNIVERSAL FINANCIAL SERVICES INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

METRO OFFICE PARK, 10 STREET, LOT 10
(No. and Street)

SAN JUAN	PR	00968
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOSE BENITEZ	(787) 706-7339	JOBENITEZ@UNIVERSALPR.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ERNST & YOUNG, LLP
(Name – if individual, state last, first, and middle name)

PARQUE LSA AMERICAS 1, 235 FEDERICO COSTA STREET, SUITE 410	SAN JUAN	PR	00918
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	**42**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSE C BENITEZ ULMER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UNIVERSAL FINANCIAL SERVICES INC., as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

In Guaynabo, Puerto Rico, this February 28, 2022.

Signature: [signature]

Title: PRESIDENT

[signature]
Notary Public

GRISSELLE GONZALEZ NEGRON ABOGADA-NOTARIA

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RECIBO

4U21-03180858

Sello

18628

9397
08/06/2021
$5.00

Sello de Asistencia Legal
80004-2021-0806-50027416

GRISSELLE GONZÁLEZ NEGRÓN
ABOGADA-NOTARIA

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Financial Statements and Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Table of Contents

Ernst & Young LLP
Parque Las Américas 1, Suite 410
235 Federico Costa Street
San Juan, PR 00918

Tel: +1 787 759 8212
Fax: +1 787 753 0808
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Universal Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Universal Financial Services, Inc. (the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Building a better working world

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2018.

March 1, 2022

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Financial Condition

December 31, 2021

Assets		
Cash and cash equivalents	$	524,452
Due from affiliate		31,843
Prepaid expenses and other assets		21,217
Total assets	$	577,512
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	1,572
Income tax payable		7,013
Due to affiliate		2,145
Total liabilities		10,730
Stockholder's equity:		
Common stock, $10 par value – authorized, 100,000 shares; issued and outstanding, 10,000 shares		100,000
Retained earnings		466,782
Total stockholder's equity		566,782
Total liabilities and stockholder's equity	$	577,512

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Operations

Year ended December 31, 2021

Revenues:		
Investment advisory fees	$	526,513
Commissions		67,830
Interest income		123
Total revenues		594,466
Expenses:		
Administrative service fees		210,000
Management Fees		23,686
Commissions		23,278
Professional services		63,856
Brokerage fees		4,787
Occupancy		2,051
Other		23,835
Total expenses		351,493
Income before income tax expense		242,973
Income tax expense		75,935
Net income	$	167,038

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2021

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance – December 31, 2020	$	100,000	—	299,744	399,744
Net income		—	—	167,038	167,038
Balance – December 31, 2021	$	100,000	—	466,782	566,782

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2021

Cash flows from operating activities:		
Net income	$	167,038
Reconciliation of net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in due from affiliate		(1,890)
Decrease in prepaid expenses and other assets		3,953
Decrease in accounts payable and accrued liabilities		(3,226)
Decrease in due to affiliate		(27,197)
Increase in income tax payable		7,013
Net cash provided by operating activities		145,691
Net increase in cash and cash equivalents		145,691
Cash and cash equivalents – beginning of year		378,761
Cash and cash equivalents – end of year	$	524,452
Supplemental disclosures of cash flow information		
Income taxes paid	$	54,835

See accompanying notes to financial statements.

(1) Reporting Entity

Universal Financial Services, Inc. (the Company) is a wholly owned subsidiary of Universal Group, Inc. (the Parent Company). The Company was created to assist Universal Life Insurance Company (Universal Life), an affiliated entity, in its efforts to issue variable annuities, which Universal Life offers through the Company or other broker-dealer firms. The Company is a member of the Financial Industry Regulation Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. The distribution of the variable annuities began on March 1, 2007.

The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(l) of the reserve requirement under Securities and Exchange Commission (SEC) Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a Broker-Dealer and as an eligible similar institution under Regulation 5105.

(2) Summary of Significant Accounting Policies

(a) Accounting Principles

The accompanying financial statements have been prepared in accordance with U.S generally accepted accounting principles (GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Recognition of Revenue and Expenses

We account for revenue of contracts with customers in accordance with ASC Topic 606 – Revenue from Contracts with Customers, which we adopted in January 1, 2018. The amount of revenue that we recognize is measured based on the considerations specified in contracts with our customers.

Investment advisory fees: The Company provides investment advisory services to the Separate Account of Universal Life Insurance Company. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are calculated based on the average daily net asset value of the underlying investments. Fees are received over time and recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Commissions: The Company earns commission revenue by executing sale transactions for clients primarily in listed variable annuity and mutual funds products. Commission revenue associated from

the aforementioned sales are recognized at a point in time on trade-date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The table below present revenues which are impacted by ASC 606 for the year ended December 31, 2021, as it includes only those contracts with customers that are in scope of ASC Topic 606 - Revenue from Contracts with Customers.

Contracts with customers and disaggregation of revenues:

Investment advisory fees	$ 526,513
Commissions	$ 67,830

Administrative and other expenses are recognized as incurred.

(d) Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2021, include an overnight sweep account and cash on deposit.

(e) Income Taxes

The Company accounts for income taxes under the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company recognizes and measures its tax positions taken or expected to be taken in a tax return based on a more-likely-than-not threshold. Interest and penalties related to income tax exposures are recognized as a component of the provision for income taxes.

The Company files income tax returns with the Commonwealth of Puerto Rico.

(f) Subsequent Events

Management has evaluated subsequent events up to March 1, 2022, the date the financial statements were available to be issued. No other events have occurred subsequent to December 31, 2021 that would require disclosure in the financial statements.

(3) Net Capital Requirements

The Company, as a registered Broker-Dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l (the Rule). Accordingly, the Company is required to maintain

"net capital", as defined, equal to the greater of $25,000 or 6 ⅔% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2021, the Company's net capital, as defined, of $513,722 was $488,722 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1.

(4) Related-Party Transactions

The Company is a member of a group of affiliated companies. The Company has significant transactions with members of the affiliated group at terms arranged by management of the affiliated group, and accordingly, the financial statements may not necessarily be indicative of the condition that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

The Company is affiliated through common ownership and management with Universal Group, Inc. (UGI). In the normal course of business, the Company enters into various transactions with affiliated entities at terms and conditions agreed to by the parties. These may include management and other services, reimbursement of expenditures incurred on its behalf, and others. Management and other services charged to the Company for the years ended December 31, 2021, amounted to $23,686. Management's Fees due to UGI as of December 31, 2021 amounted to $1,974.

Effective January 1, 2021, the Company entered into an administrative services agreement with Universal Life. During 2021, administrative service fees charged to the Company amounted to $210,000.

The Company entered into an agreement on March 1, 2007, as amended on October 15, 2012, with Universal Life to provide investment advisory services. Investment advisory fees for the year ended December 31, 2021, amounted to $526,513.

The Company also entered into an agreement on March 1, 2007, with Universal Life to sell Universal Life's variable annuity products. Commission income earned from the sale of Universal Life's variable annuity products during the year ended December 31, 2021, amounted to $40,790, which is included in commission revenue.

The statement of financial condition as of December 31, 2021, includes an intercompany receivable from Universal Life of $24,289, which relates to unpaid advisory fees and commissions net of administrative service fees.

(5) Income Taxes

For the year ended December 31, 2021, the current provision for income taxes amounted to $75,935. There were no temporary differences for 2021. Income tax payable as of December 31, 2021 amounted to $7,013.

As of December 31, 2021, the Company concluded that there are no uncertain tax positions as such term is defined in FASB ASC 740 and has no accrued income tax related interest and/or penalties in the accompanying statement of financial condition.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2016 to 2020 until the applicable statutes of limitations expire. Tax audits by their nature are complex and can require several years to complete.

The corporate income tax rate is comprised of a normal tax of 18.5% plus surtax rates for a maximum income tax rate of 37.5%. The applicable alternative minimum tax rate is generally 18.5%.

On April 16, 2020 Puerto Rico Act 40-2020 was signed, which amends various provisions of the 2011 Puerto Rico Internal Revenue Code (PR Code). The effectiveness of the Act is upon its enactment, however, most of the provisions affecting the PR Code are for tax years 2020 forward.

(6) Commitment

At December 31, 2021, the Company has an obligation under a noncancelable office space lease with the Parent Company, which expired on October 31, 2021. The lease agreement was renewed for additional one-year periods. Future lease payments under the lease agreement amount to approximately $2,051 for 2021. The lease expense for the year ended December 31, 2021, was $2,051, of which $171 remains as due to affiliate at December 31, 2021.

(7) Significant Concentrations of Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Credit risk on this financial instrument is partially mitigated by depositing the funds with a federally insured financial institution.

All of the cash balance outstanding as of December 31, 2021 is deposited with a local financial institution. This cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balance at times generally is in excess of federally insured limits. At December 31, 2021, cash in bank exceeded the federally insured limits by $274,452.

(8) Risk and Uncertainties Disclosure

The market values of securities and other assets will fluctuate, sometimes sharply and unpredictably, due to changes in general market conditions, overall economic trends or events, governmental actions or interventions, actions taken by the U.S. Federal Reserve or foreign central banks, political developments, warfare conflicts, investor sentiment, public health emergencies such as a pandemic, and other factors that may or may not be related to the issuer of the security or other asset. The market prices of securities and other assets also may go down due to events or conditions that affect particular sectors, industries or issuers. Adverse market conditions may be prolonged and may not have the same impact on all types of securities or other assets.

In 2021, the COVID-19 pandemic continued to cause economic and societal disruptions as well as ongoing uncertainties. The Company has successfully achieved goals to maintain their operations while preserving the safety of clients and employees. There has not been negative impact because of COVID-19.

SCHEDULE I

UNIVERSAL FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Universal Group, Inc.)

Supplemental Schedule of Computation of Net Capital for Brokers and Dealers

Pursuant to Rule 15c3-1 Under Securities Exchange Act of 1934

Year ended December 31, 2021

Computation of Net Capital		
Total stockholder's equity from Statement of Financial Condition		$566,782
Deduct: Stockholder's equity not allowable for net capital		0
Total stockholder's equity qualified for net capital		566,782
Add: Allowable subordinated liabilities		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		566,782
Deductions and/or charges:		
Total nonallowable assets	53,060	
Capital charges for spot and commodity futures	0	
Other deductions and/or charges	0	53,060
Other additions and/or allowable credits		0
Net capital before haircuts on securities positions		513,722
Net capital		$513,722
Computation of Basic net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)		$715
Minimum dollar requirement		$25,000
Net capital requirement (greater of two amounts above)		$25,000
Net capital		$513,722
Excess net capital		$488,722
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement		$483,722
Computation of Aggregate Indebtedness		
Aggregate indebtedness from Statement of Financial Condition		$10,730
Add: Drafts for immediate credit		0
Market value of securities borrowed where no equivalent is paid or credited		0
Other		0
Total aggregate indebtedness		$10,730
Ratio: Aggregate indebtedness to net capital		2.09%
Schedule of Nonallowable Assets		
Account Receivable from affiliates		31,843
Other Unsecured receivables		0
Prepaid expenses and other assets		21,217
Total nonallowable assets		53,060

The above computation of net capital does not differ materially from net capital as of December 31, 2021 as filed on Form X-17A-5 Part II.

See accompanying report of independent registered public accounting firm.

SCHEDULE II

UNIVERSAL FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Universal Group, Inc.)
Computation of Reserve Requirements Pursuant to Rule 15c3-3 and
Information Related to Possession and Control Requirements Pursuant to Rule 15c3-3
Year ended December 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

See accompanying report of independent registered public accounting firm.

Ernst & Young LLP
Parque Las Américas 1, Suite 410
235 Federico Costa Street
San Juan, PR 00918

Tel: +1 787 759 8212
Fax: +1 787 753 0808
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
Universal Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Universal Financial Services Exemption Report, in which (1) Universal Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (1), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2021 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 1, 2022

Universal Financial Services
#33 calle Bolivia Piso 6 Suite 601 San Juan P.R. 00917-2011
PO Box 2171 San Juan Puerto Rico 00922-2171
T:(787) 706-7095 F:(787) 625-7379
www.miuniversalpr.com

UNIVERSAL
Financial
Services

Universal Financial Services' Exemption Report

Universal Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R.§240.17a-S(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(1)

{2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k)(1) throughout the most recent fiscal year ended December 31, 2021 without exception.

I, José C. Benitez-Ulmer, swear (or affirm) that, to my best knowledge and belief, this Exemption report is true and correct.

By: [signature]
President
Universal Financial Services

Date: 1/25/2022